FILED BY OMEGA HEALTHCARE INVESTORS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED UNDER RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FILING BY: OMEGA HEALTHCARE INVESTORS, INC. (THE “COMPANY”)

SUBJECT COMPANY: AVIV REIT, INC. (“AVIV”)

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON FORM S-4: 333-201359

The following is an excerpt from the fourth quarter earnings call held by Omega Healthcare Investors, Inc., on February 24, 2015. The excerpt contains portions of the earnings call relating to the proposed acquisition of Aviv REIT, Inc.

Thanks Dan this concludes our prepared comments we will now open the call for questions.

Thank you at this time if you would like to ask a question you can press star then 1 on your touchtone phone. If you are using a speaker phone please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star then 2. At this time we will pause momentarily to assemble our roster.

Our first question will come from Juan Tinabria of Bank of America Merrill Lynch

...

Q: Just on Aviv, I noticed in their release last night that it seems like their line of credit increased post, year end, but they didn’t necessarily reference any material increase in acquisitions. I was just hoping you could give a little color on that?

A: We can’t really give a lot of color on that other than I will say that their line is used for deals. So to the extent their line moves it is acquisition driven.

Next we have Kevin Tyler of Greenstreet Advisors

. . . .

Q: As you think about the integration upcoming and the Chicago office that you are adding and the Aviv purchase, how can we think about the new culture with that office there and the integration with that office and then the overall external growth trajectory of the new company? Are you able to better capitalize on your cost of capital advantage?

A: I think so, and culturally the fit is just great. I mean, we’re already working with the entire team in Chicago on a daily basis and the beauty of that is that you have experienced folks in this business who are going to dedicate themselves full time to acquisition and development activity and it’s 16 plus people who will be doing that out of the Chicago office, coordinating with the folks out here in Hunt Valley so it will be very additive from our prospective in terms of our ability to grow the business.

Our next question comes from Tayo Okusanya of Jefferies.

Hi, this is George on for Tayo.

. . .

Q. Okay and last one from me. Now that you guys have had more time to work on Aviv and going thru all the assets and everything is there anything subsequent to due diligence that you got that has surprised you or been different than your original underwriting, positively or negatively?

A. No, we spent a lot, a long time in the diligence process and we have not been surprised either way.

This announcement includes forward-looking statements. Actual results may differ materially from those reflected in such forward-looking statements as a result of a variety of factors, including, among other things: (i) uncertainties relating to the business operations of the operators of Omega Healthcare Investors, Inc. (“the Company”) properties, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels; (ii) regulatory and other changes in the healthcare sector; (iii) changes in the financial position of the Company’s operators; (iv) the ability of any of the Company’s operators in bankruptcy to reject unexpired lease obligations, modify the terms of the Company’s mortgages and impede the ability of the Company to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor's obligations; (v) the availability and cost of capital; (vi) changes in the Company’s credit ratings and the ratings of its debt securities; (vii) competition in the financing of healthcare facilities; (viii) the Company’s ability to maintain its status as a real estate investment trust; (ix) the Company’s ability to manage, re-lease or sell any owned and operated facilities; (x) the Company’s ability to sell closed or foreclosed assets on a timely basis and on terms that allow the Company to realize the carrying value of these assets; (xi) the effect of economic and market conditions generally, and particularly in the healthcare industry; (xii) the possibility that the proposed acquisition of Aviv REIT, Inc. (“Aviv”) will not close, including by the failure to obtain applicable shareholder approvals or the failure to satisfy other closing conditions under the definitive merger agreement or by the termination of the definitive merger agreement; (xiii) the possibility that the combined company will not realize estimated synergies or growth, or that such benefits may take longer to realize than expected and (xiv) other factors identified in the Company’s filings with the Securities and Exchange Commission. Statements regarding future events and developments and the Company’s future performance, as well as management's expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this announcement.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition of Aviv REIT, Inc., on January 5, 2015, the Company filed a registration statement on Form S-4, as amended with the SEC, which includes the preliminary joint proxy statement of the Company and Aviv and which also constitutes a preliminary prospectus of the Company. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. The definitive joint proxy statement/prospectus will be mailed to stockholders of the Company and Aviv after the registration statement is declared effective by the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other documents filed by the Company and Aviv, at the SEC’s website (www.sec.gov). Those documents, as well as the Company’s other public filings with the SEC, may be obtained without charge at the Company’s website at www.omegahealthcare.com. In addition, copies of the definitive proxy statement/prospectus, as well as Aviv’s other public filings with the SEC, may be obtained without charge at Aviv’s website at www.avivreit.com.

The Company, Aviv, their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the Company’s directors and executive officers is available in its proxy statement for its 2014 annual meeting of stockholders, filed with the SEC by the Company on April 29, 2014, and information regarding Aviv’s directors and executive officers is available in its proxy statement for its 2014 annual meeting of stockholders, filed with the SEC by Aviv on April 15, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the registration statement and the joint proxy statement/prospectus (or will be contained in any amendments or supplements thereto and in other relevant materials to be filed with the SEC, when they become available). These documents can be obtained free of charge from the sources indicated above.